November 17, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Christopher F. Chase
     Staff Attorney

Re:	GreenHouse Holdings, Inc. (“Company”) Form 10-K/A for the Fiscal Year Ended December 31, 2010 Filed September 23, 2011 File No. 000-54240

Dear Ms. Ransom:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated September 23, 2011 (the “Comment Letter”).  The purpose of this correspondence is to provide explanation, where necessary, of our responses.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Signature, page 38

1.
We note that in response to comment 5 of our letter dated August 22, 2011, you revised page 38 to provide signatures of the majority of your officers and directors in their individual capacities.  Please confirm in writing whether your CEO, John Galt, also signed your filing in his capacity in addition to signing on behalf of the company.  Please also confirm that all of your executive officers will sign future applicable filings in their individual capacities.

We confirm that CEO, John Galt, has signed the Form 10-K filing individually, in addition to signing on behalf of the Company. Also, we confirm that all of the Company’s executive officers will sign future applicable filings in their individual capacities.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

GreenHouse Holdings, Inc.

/s/ John W. Galt
John W. Galt, Chief Executive Officer